

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2025

Nick Bhargava
Executive Vice President
Groundfloor Yield LLC
1201 Peachtree St. NE, Suite 1104-400
Atlanta, GA 30361

> **Re: Groundfloor Yield LLC**
> **Offering Statement on Form 1-A**
> **Post-Qualification Amendment No. 1**
> **Filed April 7, 2025**
> **File No. 024-12530**

Dear Nick Bhargava:

We have reviewed your amendment and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment No. 1 on Form 1-A filed on April 7, 2025

General

1.   We note your Explanatory Note that the sole purpose of this post-qualification amendment is to amend the offering circular to incorporate by reference the company's financial statements filed via the company's annual report on Form 1-K with the SEC on March 31, 2025. We also note that you have not incorporated by reference the entirety of the annual report on Form 1-K, solely the financial statements. Please advise how this complies with Rule 253(a) which requires that an offering circular must include the information required by Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Brian Korn